UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
	By:	/s/ Zhigang Zhao
	Name:	Zhigang Zhao
DATE: March 4, 2008	Title:	Chief Financial Officer

Exhibit 99.1
Simcere Pharmaceutical Group Reports Unaudited Fourth Quarter and Fiscal Year 2007 Results
2007 total revenue increased 46.1%, net income rose 75%
NANJING, CHINA, March 4, 2008 — Simcere Pharmaceutical Group (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer and supplier of the patented anti-cancer product Endu in China, today reported unaudited financial results for the quarter ended December 31, 2007 and fiscal year ended December 31, 2007.
Financial Highlights
²	Total revenue increased to RMB398.6 million (US$54.7 million) for the fourth quarter; achieving full year total revenue of RMB1,389.3 million (US$190.5 million), representing a 46.1% year-over-year growth;

²	Net income increased to RMB78.1 million (US$10.7 million) for the fourth quarter; achieving full year net income of RMB301.3 million (US$41.3 million), representing a 75% year-over-year growth;

²	Gross margin remained stable at 82.1% for the fourth quarter; achieving full year gross margin of 82.3% compared to 79.9% for the full year of 2006.
Mr. Jinsheng Ren, Chairman and CEO of Simcere Pharmaceutical Group, commented:
“I am delighted to say Simcere achieved strong growth in 2007. Endu, our innovative anti-cancer drug continues to be rapidly recognized and accepted by an increasing number of specialist physicians and patients during the second year of its launch; Bicun, our first-to-market stroke management drug is being prescribed by a growing number of doctors, and gaining entry into additional hospital departments. Both Endu and Bicun sales growth exceeded our 2007 expectations.
In addition to the continued growth of Endu and Bicun, newly acquired drugs Yidasheng and Jiebasu, the expected SFDA approval of Biapenam later this year and further acquisition projects will drive Simcere to a new high in 2008.”
2007 Fourth Quarter and Full Year Financial Results
Total revenue for the fourth quarter of 2007 was RMB398.6 million (US$54.7 million), representing an increase of 56% from RMB255.1 million for the same period in 2006. For the full year of 2007, total revenue was RMB1,389.3 million (US$190.5 million), representing an increase of 46.1% from RMB950.6 million for the full year of 2006.
Revenue from Endu, the Company’s patented anti-cancer pharmaceutical launched in July 2006, totaled RMB64.0 million (US$8.8 million) in the fourth quarter of 2007, representing 16.1% of the Company’s product revenue for the quarter and an increase from RMB23.7 million in the corresponding period in 2006. For the full year of 2007, revenue from Endu totaled RMB216.2 million (US$29.6 million), representing 15.9% of the Company’s product revenue.
Revenue from Edaravone injection products, including Bicun, the Company’s first-to-market stroke management product, and Yidasheng, the Company newly acquired product, totaled RMB147.0 million (US$20.1 million) in the fourth quarter of 2007, representing 36.9% of the Company’s product revenue for the quarter compared to 29.4% in the comparative period of prior year, and an increase of 96% from RMB75.0 million in the corresponding period in 2006. For the full year of 2007, revenue from Edaravone products increased by 92% to RMB443.4 million (US$60.8 million), representing 32.5% of the Company’s product revenue, compared to RMB230.9 million, or 24.4% of product revenue, for the full year of 2006.

Revenue from other branded generic products for the fourth quarter of 2007 totaled RMB187.0 million (US$ 25.6 million), contributing 47.0% of the Company’s total revenue and representing an increase of 19.6% from RMB156.4 million for the same period in 2006. For the full year of 2007, revenue from other generic products totaled RMB703.4million (US$96.4 million), representing 52% of total product revenue, compared to RMB682.2 million or 72% of product revenue for the full year of 2006.
Gross margin slightly decreased to 82.1% for the fourth quarter of 2007 compared with 82.6% in the corresponding period of 2006. For the full year of 2007, gross margin increased to RMB82.3% compared to 79.9% for the full year of 2006.
Research and development expenses in the fourth quarter of 2007 totaled RMB15.9 million (US$2.2 million), an increase of 43.5% from RMB11.1 million for the corresponding period of 2006. For the full year of 2007, research and development expenses totaled RMB68.3 million (US$9.4 million), compared to RMB34.3 million for the full year of 2006. The increase in research and development expenses was primarily related to the Phase IV clinical study for Endu, the expansion of the Company’s research and development department and other ongoing research projects.
Sales, marketing and distribution expenses in the fourth quarter of 2007 totaled RMB192.7 million (US$26.4 million), an increase of 56% from RMB124.0 million for the corresponding period of 2006. For the full year of 2007, sales and marketing expenses were RMB634.4 million (US$87.0 million), an increase of 43.3% from RMB442.8 million for the full year of 2006. The increase was primarily due to increased marketing expenses associated with the promotion of the Company’s first-to-market product Bicun and the new drug Endu.
General and administrative expenses in the fourth quarter of 2007 totaled RMB45.8 million (US$6.3 million) for the fourth quarter of 2007, an increase of 71% from RMB26.8 million for the corresponding period of 2006. For the full year of 2007, general and administrative expenses were RMB161.1 million (US$22.1 million), an increase of 64% from RMB98.2 million for the full year of 2006. The increased expenses were primarily related to share-based compensation expenses, staff costs and professional service fees associated with being a new public company since April 2007.
Included in research and development, sales, marketing and distribution and general and administration expenses were share-based compensation expenses totaling RMB 8.7 million (US$1.2 million) for the fourth quarter of 2007, an increase of RMB5.3 million from RMB3.4 million for the corresponding period of 2006. For the full year of 2007, share-based compensation expenses totaled RMB30.8 million (US$4.2 million), an increase of RMB27.4 million from RMB3.4 million for the full year of 2006.
Operating income was RMB73.2 million (US$10.0 million) for the fourth quarter of 2007, compared to RMB48.9 million for the corresponding period of 2006. For the full year of 2007, operating income was RMB284.4 million (US$39.0 million), an increase of 54% as compared to RMB184.8 million for the full year of 2006.
Interest income for the fourth quarter of 2007 totaled RMB8.9 million (US$1.2 million), an increase of 304% from RMB2.2 million for the corresponding period of 2006. For the full year of 2007, interest income was RMB24.4 million (US$3.3 million) compared to RMB2.8 million for the full year of 2006. The increased interest income was primarily due to the increased average balance of the Company’s cash and cash equivalents following the completion of the initial public offering in April 2007.
Interest expense for the fourth quarter of 2007 totaled RMB0.5 million (US$0.1 million), a decrease from RMB2.7 million for the corresponding period of 2006. For the full year of 2007, interest expense was RMB 6.3 million (US$0.9 million) compared to RMB10.7 million for the full year of 2006. The decrease was mainly due to the increased liquidity and decreased average balance of the Company’s short-term bank borrowings in 2007.
Foreign currency exchange gains for the fourth quarter of 2007 and full year of 2007 represent unrealized gains resulting from the translation of US dollar denominated intercompany loans, which have fixed repayment terms, to RMB.
Income tax expense for the fourth quarter of 2007 totaled RMB 16.3 million (US$2.2 million), compared to RMB6.9 million income tax benefit for the corresponding period of 2006. For the full year of 2007, income tax expense was RMB13.5 million (US$1.9 million) compared to RMB7.0 million for the full year of 2006. The increased income tax expense and the effective tax rate for the year was primarily due to the recognition of additional deferred income tax expense as a result of the change in enacted China tax rates effective from 2008. Further, the Company recognized an additional deferred income tax charge for the fourth quarter of 2007 resulting from its application of the implementation guidance that was published by the government in December 2007 pertaining to certain provisions of the newly enacted China tax laws.
Net income was RMB78.1 million (US$10.7 million) for the fourth quarter of 2007 as compared to RMB54.1 million in the corresponding period of 2006. The Company’s net income as a percentage of revenue was 19.6% for the fourth quarter of 2007 compared to 21.2 % for the corresponding period of 2006. For the full year of 2007, net income was RMB301.3million (US$41.3million), an increase of 75% as compared to RMB172.3 million for the full year of 2006. Net income margin for the full year of 2007 was 21.7% as compared to 18.1 % for the full year of 2006.
The basic earnings per American Depository Share (ADS) for the fourth quarter of 2007 and full year of 2007 were RMB1.25 (US$0.17) and RMB 5.13 (US$0.70) respectively, and the diluted earnings per ADS for the fourth quarter of 2007 and full year of 2007 were RMB1.21 (US$0.17) and RMB4.95 (US$0.68) respectively. Each ADS represents two ordinary shares.
As of December 31, 2007, the Company had cash and cash equivalents, and short-term investments of RMB968.3 million (US$132.7 million) compared to RMB126.8 million as of December 31, 2006.
For the year ended December 31, 2007, the Company has completed the acquisitions of 10% equity interest in Shandong Simcere Medgenn Bio-Pharmaceutical Company Limited, the existing subsidiary, for RMB27.1 million, 51% equity interest in Jilin Province Boda Pharmaceutical Company Limited for RMB123.1 million and 100% equity interest in Master Luck Corporation Limited for RMB32.9 million which in turn holds 85.71% equity interest in Nanjing Tung Chit Pharmaceutical Company Limited.
Financial Outlook
Based on current operating and market conditions, Simcere’s targeted total revenues for the full year of 2008 are expected to be between RMB2.0 billion to RMB2.1 billion and Simcere’s targeted annual net income for the full year 2008 is expected to be between RMB390 million and RMB400 million.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management and information contained in the section Financial Outlook in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the fourth quarter 2007 earnings on Tuesday, March 4, at 8 a.m. Eastern Time (Tuesday, March 4, at 9 p.m., Beijing/Hong Kong time). The management team will be on the call to discuss quarterly results and highlights and to answer questions.
To access the conference call, please dial:

United States toll-free dial-in number: United States dial-in number: China toll-free dial-in number:	+ 1 800 561 2601 + 1 617 614 3518 + 86 10 800 130 0399

Hong Kong dial-in number:	+ 852 3002 1672
Please ask to be connected to Simcere’s fourth quarter 2007 Earnings Call and provide the following passcode: 77061243. Simcere also will broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s Web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number: International dial-in number:	+ 1 888 286 8010 + 1 617 801 6888
The passcode for replay participants is: 29676278. The telephone replay also will be archived on the “Investor Relations” section of the company’s Web site at http://www.simcere.com for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in the rapidly growing China market. In recent years, Simcere has been focusing its strategy on the development of first-to-market generic and innovative pharmaceuticals, and has introduced a first-to-market generic stoke management medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere currently manufactures and sells more than 50 pharmaceutical products including antibiotics, anti-cancer medication and stroke management medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases and currently has more than 12 pipeline products. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com .
Investor and Media Contact:
Email: ir@simcere.com

In Nanjing: Frank Zhao Chief Financial Officer Simcere Pharmaceutical Tel: 86-25-8556-6666 ext 8818	In the United States: Michele Loguidice Brunswick Group LLC Tel: 1-212-333-3810

In Beijing: Wu Kejia Brunswick Group Tel: 86-10-6566-2256	In Hong Kong Joseph Lo Brunswick Group Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AND PER ADS DATA)

	Three months ended December 31			Year ended December 31
	2006	2007	2007	2006	2007	2007
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	255,007	397,993	54,560	947,797	1,363,014	186,852
Other revenue	91	654	90	2,809	26,260	3,600

Total revenue	255,098	398,647	54,650	950,606	1,389,274	190,452

Cost of materials and production	(44,397)	(71,071)	(9,743)	(190,560)	(241,081)	(33,049)

Gross profit	210,701	327,576	44,907	760,046	1,148,193	157,403

Operating expenses:
Research and development expenses	(11,093)	(15,914)	(2,182)	(34,289)	(68,295)	(9,362)
Sales, marketing and distribution expenses	(123,950)	(192,727)	(26,421)	(442,757)	(634,449)	(86,975)
General and administrative expenses	(26,782)	(45,778)	(6,276)	(98,249)	(161,061)	(22,080)

Income from operations	48,876	73,157	10,028	184,751	284,388	38,986

Interest income	2,210	8,937	1,225	2,827	24,361	3,340
Interest expense	(2,695)	(535)	(73)	(10,705)	(6,346)	(870)
Foreign currency exchange gains	—	19,176	2,629	—	24,670	3,382

Earnings before income taxes and minority interests	48,391	100,735	13,809	176,873	327,073	44,838

Income tax benefit/(expense)	6,909	(16,346)	(2,241)	(6,952)	(13,527)	(1,854)

Income before minority interests	55,300	84,389	11,568	169,921	313,546	42,984

Minority interests	(1,190)	(6,316)	(866)	2,337	(12,285)	(1,684)

Net income	54,110	78,073	10,702	172,258	301,261	41,300

Earnings per share:
Basic	0.54	0.62	0.09	1.86	2.56	0.35

Diluted	0.54	0.60	0.08	1.86	2.48	0.34

Earnings per ADS:
Basic	1.08	1.25	0.17	3.72	5.13	0.70

Diluted	1.08	1.21	0.17	3.72	4.95	0.68

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	December 31,	December 31,
	2006	2007	2007
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents (including pledged bank deposits)	126,814	498,262	68,306
Short term investments	—	470,000	64,431
Accounts and bills receivables, net of allowance for doubtful accounts	162,781	488,374	66,950
Inventories	39,483	65,241	8,944
Other current assets	82,351	35,276	4,836

Total current assets	411,429	1,557,153	213,467
Property, plant and equipment, less accumulated depreciation	267,054	374,058	51,279
Land use rights	82,522	116,386	15,955
Intangible assets, net	163,148	251,221	34,439
Goodwill	100,634	161,496	22,139
Other assets	9,760	11,894	1,631

Total assets	1,034,547	2,472,208	338,910

Liabilities
Current liabilities
Short-term bank loans and borrowings	333,000	19,000	2,605
Accounts and bills payable	20,089	23,711	3,250
Other payables and accrued liabilities	194,992	295,411	40,497
Income taxes payable	20,092	24,443	3,351

Total current liabilities	568,173	362,565	49,703
Long term loan	—	52,000	7,129
Deferred income taxes	23,634	61,690	8,457

Total liabilities	591,807	476,255	65,289

Minority interests	—	12,137	1,664

Shareholders’ equity
Contributed capital	7,909	9,840	1,349
Additional paid-in capital	265,964	1,550,697	212,581
Accumulated other comprehensive loss	—	(46,849)	(6,422)
Retained earnings	168,867	470,128	64,449

Total shareholders’ equity	442,740	1,983,816	271,957
Commitments and contingencies
Total liabilities, minority interests and shareholders’ equity	1,034,547	2,472,208	338,910

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO
THE NEAREST COMPARABLE GAAP MEASURES (*)
(UNAUDITED, EXPRESSED IN RMB THOUSANDS)

	Three months ended December 31, 2006			Three months ended December 31, 2007
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income from operations	48,876	3,437	52,313	73,157	8,723	81,880
Net income	54,110	3,437	57,547	78,073	8,723	86,796

	The full year ended December 31, 2006			The full year ended December 31, 2007
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income from operations	184,751	3,437	188,188	284,388	30,764	315,152
Net income	172,258	3,437	175,695	301,261	30,764	332,025

(*)	The adjustment is for share-based compensation expenses.
Non-GAAP Disclosure
In addition to the unaudited consolidated financial information presented in accordance with US GAAP, Simcere’s management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Simcere’s management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.
The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.